PROMISSORY NOTE
("Schuldbekentenis")

This agreement (the " Agreement") is made and entered into by and between:

1. Telesystem International Wireless, Inc., a public company incorporated under the laws of Canada, with its principal offices located Montreal, Canada, hereinafter referred to as "Payee";

and

2. MobiFon Holdings B.V., incorporated under the laws of Netherlands, with its principal offices at Amsterdam, the Netherlands, hereinafter referred to, as (he ''Obligor").

RECITALS:

        WHEREAS, the Obligor, the Payee and Deraso Holding B.V. ("Deraso"), inter alia, are parties to a Sale Transfer Agreement as to be signed, by and between the parties (thereinafter the "Agreement") respecting the sale and purchase of a number of 29,388,475 fully paid-up shares of MobiFon S.A. ("Mobifon"), each having a nominal value of ROL 3,750 (the "Shares"), substantially on and subject to the terms and conditions of and for a consideration set forth in the Agreement;

        WHEREAS, the Obligor is willing to issue a note to the Payee as consideration for the payment by the Payee of the Shares on behalf of the Obligor, subject to the terms and conditions of the Agreement;

        NOW THEREFORE, in consideration of the premises and mutual covenants set forth herein, the parties hereto agree as follows:

Article 1         Definitions and Interpretation

"Interest Period" means each twelve calendar month period during the term of this Agreement beginning on the first anniversary of this Agreement and each following anniversary of this Agreement.

"Payee" means Telesystems International Wireless, Inc. together with any successors ("rechtsopvolgers onder algemene titel") and any assignees

Article 2         The Principal Amount

2.1. Obligor acknowledges to be indebted to Payee an amount of US$ 290,596,542 (say: two hundred ninety million two hundred ninety six thousand and five hundred and forty two United States dollars) plus interest on the unpaid and outstanding principal balance from time to time from the date hereof, payable at the end of each Interest Period, until such time as such principal shall become due and payable, at a rate per annum equal to 10%. Interest shall be calculated on the basis of a year of 360 days for the actual number of days elapsed.

Article 3         Principal and Interest Payments

3.1. Subject to that certain Indenture of the Company dated as June 27, 2003 respecting 12.50% senior notes due 2010 (the "Senior Debt"), the outstanding principal pursuant to this Agreement shall be due and payable on demand of the Payee but no later than 31 December 2013 and Obligor shall have the option to prepay the outstanding principal pursuant to this Agreement, in whole or in part. Each such prepayment may be made in whole or in part without premium or penalty and any prepayment shall be accompanied by accrued and unpaid interest on the principal amount prepaid, subject to the terms of the Senior Debt.

Article 4         Events of Default and Remedies

4.1. If any of the following (each an "Event of Default") shall occur:

4.1.1. any payment of principal amount, interest or other amount payable under this Agreement is not made, within five Business Days of the date when due; or

4.1.2. Obligor shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy law or shall take any corporate action to authorize any of the foregoing; or

4.1.3. an involuntary case or other proceeding shall be commenced seeking liquidation, reorganization or other relief with respect to Obligor or its debts under any bankruptcy law; or

4.1.4. Obligor shall default in the payment when due or within any applicable period of grace of any amount of principal of or premium or interest on indebtedness of Obligor that is outstanding;

then and at any time, during the continuance of an Event of Default, the Payee may, at its option, exercise any and all rights, powers and remedies provided for under this Agreement, by law, in equity or otherwise.

Article 5         Miscellaneous

5.1. Any notice, request, demand or other communication under this Deed shall be in writing or by facsimile transmission (provided that in the case of facsimile transmission it shall be confirmed in writing simultaneously dispatched) addressed to the Obligor or the Payee, as the case may be, for the attention of the appropriate person and once given or made shall (save as otherwise specified herein) be irrevocable.

5.2. This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

5.3. Obligor may not assign or transfer any of its rights or obligations hereunder, Payee may, at any time, assign any or all of its rights under and in connection with this Promissory Note and any security granted in connection with it.

5.4. All disputes arising out of or in connection with this Agreement shall be submitted to the competent court in Amsterdam, the Netherlands.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of September 17, 2004.

Telesystem International Wireless Inc.

By: Andre Gauthier
Title: Executive Vice-President and Chief Financial Officer

MobiFon Holdings B.V.

By: ClearWave N.V.
Title: Managing Director